October 5, 2012

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mara L. Ransom

Re:          NRG Energy, Inc.

Registration Statement on Form S-4

File No. 333-183334

Dear Ms. Ransom:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, NRG Energy, Inc., a public company registered under the laws of the State of Delaware (the “Company”) hereby requests acceleration of the effective date of their Registration Statement on Form S-4 (File No. 333-183334), as amended (the “Registration Statement”), to 4:00 p.m. Eastern Time, on Friday, October 5, 2012 or as soon thereafter as practicable.  The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.  In addition, the Company acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Thomas W. Christopher of Kirkland & Ellis LLP, outside counsel to the Registrant, at (212) 446-4790, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

NRG Energy, Inc.

By:	/s/ BRIAN CURCI
Name:	Brian Curci
Title:	Corporate Secretary and Assistant
General Counsel

cc:           Thomas W. Christopher

Kirkland & Ellis LLP